Sphere 3D Announces Stoney Hall VP Global Sales

Peter Tassiopoulos CEO, appointed to Board of Directors

Mississauga, Ontario – March 14th, 2014 – Sphere 3D Corporation (TSXV: ANY, OTCQX: SPIHF) (the “Company” or “Sphere 3D”), a virtualization technology solution provider making it possible for incompatible devices and applications to run over the cloud, today announced Mr. Stoney Hall, former Partner Alliance Manger-Healthcare and Life Sciences, Dell Inc. as the new Vice President of Global Sales.

With almost twenty years’ experience in sales, Mr. Hall is well known as an influential, dynamic and experienced sales executive who has effectively leveraged teams and partnerships to consistently exceed revenue expectations. He has proven himself as a leader who can provide direction in business growth, strategic planning, sales and marketing.

“Stoney is a technically sophisticated, results-driven, and seasoned senior executive” said Peter Tassiopoulos, CEO of Sphere 3D. “In just his first few weeks since joining the team at Sphere 3D he has been instrumental in creating effective strategies to ramp revenue, capitalize on growth opportunities, and support our channel partners.”

Additionally, the Company reports that Peter Tassiopoulos, CEO of Sphere 3D, has been appointed to the Board of Directors of the Company.

“Peter has just celebrated a successful first year since taking the reins as CEO in March of 2013” said Eric Kelly, Chairman of Sphere 3D. Adding, “we look forward to his input going forward as both the CEO and a valuable member of the board of the Company”.

To make room on the Board, Mr. John Morelli has stepped down as a director. John will continue to focus on his role of leading the R&D and technology team at Sphere 3D.

About Sphere 3D Corporation

Sphere 3D Corporation (TSX-V:ANY) (OTCQX:SPIHF) is a Mississauga, Ontario based virtualization technology solution provider whose patent pending Glassware 2.0™ technology makes it possible for incompatible devices and applications to run over the cloud, without sacrificing performance or security. Sphere 3D's Glassware 2.0™ ultra-thin client allows third parties to deliver fully featured products to any cloud-connected device independent of operating system or hardware. For additional information visit www.sphere3d.com or access the Company's public filings at www.sedar.com.

Sphere 3D Contact:
Peter Tassiopoulos, CEO
Tel: (416) 749-5999
Peter@sphere3d.com

Forward-Looking Statements

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